Exhibit 99.4

Almacenes Éxito S.A.

Consolidated Financial Results 3Q24

Envigado, Colombia, November 13, 2024 - Almacenes Éxito S.A. (´Grupo Éxito´ or ´the Company´) (BVC: ÉXITO / ADR: EXTO / BDR: EXCO32) announced its results for the third quarter and first nine months ended September 30, 2024 (3Q24 and 9M24). All figures expressed in millions (M) or billion (B) of Colombian Pesos (COP) unless otherwise stated and expressed in long scale (COP B represent 1,000,000,000,000). Consolidated data include results from Colombia, Uruguay and Argentina, and eliminations.

Recurring EBITDA shows a changing trend vs 1H24, growing +4.1% driven by top line growth across the region in LC and internal efficiencies on the cost/expenses structure.

Key Business Highlights

Financial Highlights

●	Consolidated Net Revenue reached COP $5.2 B during 3Q24, an increase of 2.2% in COP, affected by the negative FX effect (+6.6% when excluding) and driven by the best sales performance in Colombia and resilient performance in international operation in local currency (Uru +5.0%, Arg +79%)

●	Gross Profit reached COP $1.3 B during 3Q24 (+0.5% in COP, +6.3% excluding the FX effect) to a 24.5% margin (-40 bps), reflecting strong commercial strategy in Colombia and inflationary pressures in Argentina.

●	Recurring EBITDA[1] reached COP $342,181 M during 3Q24 to a 6.5% margin (+12 bps) and reflected a better trend versus 1H24 driven by Colombia and Uruguay operation growing at +10.9% and +28.6% in LC, respectively.

●	Net Result with a loss of COP $34,733 M during 3Q24. Positive contribution of retail operations from Colombia and Uruguay partially offsetting operational performance in Argentina, affected by macro and consumer head winds, and the higher non-recurring expenses by the restructuring process in Colombia.

●	EPS[2] of COP -$26.8 per common share in the third quarter compared to COP -$24.4 in 3Q23.

Operating Highlights

●	Consolidated CAPEX as of 9M24 reached COP $247,657 M, 73% focussed on expansion (retail and real estate), innovation, omni-channel, and digital transformation activities.

●	LTM store expansion[3]: 51 stores (Col 44, Uru 6, Arg 1) to a total of 635 stores, 1.04 M sqm. Expansion strategy in Colombia focused on store conversions to Éxito and Carulla banners.

●	Omni-channel sales grew by 5.8% at consolidated level and reached a 11.8% share on total sales (Col 15%, Uru 3.1%, Arg 2.3%) during the third quarter of 2024.

(1)	Recurring EBITDA refers to Earnings before Interest, Taxes, Depreciation and Amortization adjusted by other non-recurring operational income (expense).

(2)	EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares. (3) Expansion from openings, reforms, conversions, and refurbishments.

Corporate Governance

●	On July 9, shareholders received the second installment of dividend payment in Colombia equivalent to COP $7,571,445,337, in accordance with the profit distribution proposal approved by the General Shareholders' Meeting at its ordinary meeting held on March 21, 2024.

●	On September 13, the role of Director of Investor Relations is assumed within the financial vice presidency, after Maria Fernanda Moreno left the Company.

●	On September 30, the Board of Directors approved the appointment of Luz Maria Ferrer, with nearly 20 years of experience within the company, as a Vice-President of Commercial and Supply of the Company.

I.	Consolidated Income Statement

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -4.1% at Net Revenue and -4.2% at Recurring EBITDA during 3Q24 and of -7.2% and -6.0%, respectively, during 9M24. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares.

II.	Net Revenue Performance

Consolidated Net Revenue grew by 2.2% (+6.6% when excluding FX effect) to COP $5.2 B during 3Q24 and decreased by -0.7% (+6.9% when excluding FX effect) to COP $15.6 B during the first-nine-months of 2024 compared to the same periods of last year.

Consolidated Retail Sales grew by 1.7% (+6.2% excluding FX effect) and totalled COP $4.9 B during 3Q24, while SSS grew by +6.2%. Performance reflected retail sales growth in local currencies in Uruguay (+5.0% excluding FX effect) and Argentina (+79% excluding FX effect). In Colombia, retail sales had the best quarter so far, growing +2.5% during 3Q24, benefited by food performance and non-food mild recovery.

Consolidated Retail Sales decreased by -1.1% (+6.7% excluding FX effect) and totalled COP $14.9 B during the first-nine-months of 2024 and SSS grew by 5.5% compared to the same period of last year.

Omni-channel continued contributing to sales performance and grew +5.8% during the quarter. Omni-channel share on sales was 11.8% during 3Q24. The LTM store expansion1 of 51 stores (Col 44, Uru 6, Arg 1) also contributed to Retail Sales performance.

Consolidated Other Revenue increased by 11.5% (+15.2% excluding FX) during the 3Q24 and grew 7.6% (+13.1% excluding FX) during the first nine-months of 2024, thanks to the performance of the Real estate business.

Notes: Data in COP at consolidated level includes a -4.9% FX effect in Uruguay at Net Revenue and -44.6% in Argentina, during 3Q24, and -11.5% FX effect in Uruguay and -62.9% in Argentina, respectively during 9M24, calculated with the closing exchange rate. (1) Expansion from openings, reforms, conversions, and refurbishments.

Colombia: During the third quarter of 2024, Net Revenue posted a positive performance with +2.8% growth compared with the same period of last year. Totalled COP $3.9 billion, as a result of the best quarterly performance of the year at Net sales level which grew by +2.5% to COP $3.7 billion and SSS at +2.5%. Food category (+3.0%) continues to be the driving force behind the improvement in performance, as well as the contribution of omni-channel (15.0% share) on the result, and the non-food category presented a level of recovery with +1.2% growth. The Colombia operation represented over 74% of the consolidated Net Sales during 3Q24.

During the first nine months of the year, Net Revenue grew by 1.8% compared with the same period of last year and +2.3% (when excluding the higher non-recurring base from development fees of real estate and property sales), boosted by sales recovery and contribution of complementary business. Net sales totalled COP $10.9 billion (+1.5%) with LFL levels of 1.1% and reflected the positive performance of food category along the year (+3.8%) and the solid omni-channel performance (+41 bps, 14.7% share). The Colombia operation represented over 73% of consolidated Net Sales during 9M24.

YTD Retail Sales showed a modest positive performance despite macroeconomic challenges in the country. Inflation continued its downward trend, dropped to 5.81% from 10.99% y/y and food inflation to 2.73% vs 10.47% y/y, however the Internal food inflation was 0.9 p.p. below the national level. Unemployment rose to 9.66% in Sept-24 (vs 9.25% y/y) and consumption continued affected. Consumer Confidence Index decreased to -16% (+1.9 points vs September 2023) because of an improved economic expectation in a year (+0.9 points) and a better perception of the current economic situation (+3.4 points), the consumer is more inclined to acquire durable goods, real estate and vehicles than last year.

Note: SSS in local currency, include the effect of conversions and exclude the calendar effect of -1.46% in 3Q24 and -0.52% in 9M24 in Colombia (-1.81% and -0.80% in Éxito, -0.45% and 0.32% in Carulla and -0.25% and 0.35% in LC segments, respectively in 3Q24 and 9M24. (1) The segment includes Retail Sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third-party sellers, and the sale of property development projects (inventory) of none during 3Q24 and 3Q23 and COP $2.8K during 9M24 vs $47.2K in 9M23.

Other Revenue grew 9.0% during 3Q24 and 8.4% during 9M24, boosted by complementary businesses, highlighting the contribution of recurring income from the Real Estate (+9.9% during 9M24).

The Éxito segment represented approximately 69% of the sales mix in Colombia during 3Q24 and 68% in 9M24. The segment´s quarterly performance was driven mainly by the fresh category, at double digit growth (+10.6%) with red meat growing +21.1% during the quarter, reinforcing the commercial strategy focused on providing savings to customers with thematic days in this category. The 32 Éxito WOW stores also contributed to results and represented a 35% share on the segment´s sales, as well as the non-food recovery at +1.7% in 3Q24 and 2 stores opened and 10 converted along the year.

The Carulla segment represented approximately 18% of the sales mix in Colombia during 3Q24 and 17% in 9M24. During the quarter, the segment presented a high single digit growth (+9.0%), driven by the double-digit growth in Medellin, Cali and the Coffee regions and food category at +9.7% mainly by FMCG +10.1% vs 3Q23 and, as well as omni-channel share of 28.9% on retail sales in 3Q24 and +21.9% vs 3Q23. The 31 Fresh Market stores represented a 62% share on the segment´s sales during the quarter. The segmented opened one store and converted 14 stores along the year.

The low-cost & other segment which includes Super Inter, Surtimax and Surtimayorista banners, allies, institutional sales, third-party sellers, the sale of property development projects (inventory) and other, represented approximately 15% of the sales mix in 9M24. The segment´s performance was favoured by the positive performance of a +2.5% FMCG growth in B2B during 3Q24, Misurtii’s sales growing +18% vs 3Q23 and Surtimax and Super Inter banners decreasing at double digit, reinforcing the store portfolio optimization focus on Éxito and Carulla banners.

Omni-channel sales in Colombia (including websites, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B2B virtual, plus new channels ISOC and Midescuento), grew 4.3% versus 3Q23 and reached COP $565,000 M. Share on Retail Sales reached 15% (vs 14.7% in 3Q23), boosted by the growth of the food category (+5.1%, 13.4% share on food sales). Non-food category shows a recovery sign, grew 3.0% (19% share on non-food sales). During 9M24, omni-channel sales reached COP$1.6 B (+4.4%, 14.7% share on Retail Sales) versus 9M23, boosted by food sales (+11%, share 13.3%).

Main KPI’s outcome during 3Q24 and the nine-months of 2024 when compared to the same period of last year, were as follows:

o	Orders: reached 5.9 M (+16% in 3Q24) and 17.3 M (+24%) during 9M24.

o	E-commerce sales: reached COP $201,000 M during 3Q24 and COP $649,000 during 9M24.

o	MiSurtii sales: reached COP $30,600 M (+18%) and grew sales by 46% to COP $78,700 M, 115,000 orders (+3%) during 9M24.

o	Apps: sales of over COP $46,000 M (+28%) and reached COP $130,000 M (+35%) during 3Q24 and 9M24 respectively; 549,000 orders (+42%) reached during 9M24.

o	Rappi deliveries grew by 20% during 3Q24 and 28% during 9M24.

o	Marketplace sales: increased by 9.5% during 3Q24 and decreased by -5.3% during 9M24.

o	Turbo: orders grew 23% during 3Q24 and reached a 59.3% share on sales through Rappi.

Uruguay: Uruguay contributed with 18.7% of consolidated Retail Sales during 3Q24. Last-12-month inflation as of September was of 5.32% (vs 3.87% in September 2023) and the food component grew by 5.95% during the last-12-months. The Uruguay operation grew its Retail Sales by 5.0% and by 3.7% in terms of SSS, in local currency. The performance was benefitted by a sound political and economic environment, the contribution from the 32 Fresh Market stores (+5.4% growth vs 3Q23; 59.6% share on total sales) and the trend of the non-food category (+10.2%) driven by commercial activities and the redefinition of Textile in Géant.

During 9M24, net sales and SSS grew by 5.7% and 3.9%, respectively, versus the same period from last year, with a calendar effect adjustment of 0.2%, benefited by the tourism season and evolution of the Fresh Market format (+4.6%, share of 60%).

The operation in Uruguay reported market share gains of 0.4 p.p. to 48.8% in terms of SSS as of September, according to Scentia, driven by: (i) the solid sales performance of all banners and (ii) the contribution of the 32 Fresh Market stores.

Note: SSS in local currency, include the effect of conversions and the calendar effect of -0.52% during 3Q24 and 0.2% in 9M24.

Argentina: The operation in Argentina contributed near to 7% on Consolidated Retail Sales and results in Colombian Pesos included a -44.6% FX effect during 3Q24.

Net Revenue in Argentina was COP $374,579 M (+82.1% in local currency) and Retail Sales were COP $353,603 M (+79% in local currency and +83.7% in SSS) during 3Q24. Last-12-month inflation as of September was of 209% according to INDEC, which compares to the 138.3% level reported during the same period last year. Retail sales grew below inflation due to lagged consumption and an unfavourable macroeconomic context. During 9M24, net sales and SSS grew, in local currency, 141.9% and 136.7% respectively, versus the same period last year, with a calendar effect adjustment of -1.11%, affected by high devaluation during this year.

To highlight during 3Q24: (i) the performance of the Cash and Carry format (12 MiniMayorista stores, 13.7% share on sales), (ii) omni-channel performance (+32.6%, 2.3% share), and (iii) higher income of real estate (+156.5% in local currency) from improved commercial trends and strong occupancy levels (94.7%).

Note: SSS in local currency, include the effect of conversions and the calendar effect of -0.4% during 3Q24 and -1.11% in 9M24.

III.	Operating Performance

Note: The Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. Consolidated data in COP includes the FX effect (-4.1% at top line and -4.2% at Recurring EBITDA in 3Q24 and -7.2% and -6.0% in 9M24, respectively. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Consolidated Gross Profit increased by 0.5% (+6.3% excluding FX) during 3Q24 and margin reached 24.5% (-40 bps) as percentage of Net Revenue, compared to the same period last year, reflected strong commercial strategy and gradual recovery mainly in Colombia and by real estate contribution. Gross margin in 9M24 continued with pressures from price investments and costs, landed at 25.1% and +6.5% growth excluding the FX effect.

●	Gross Profit in Colombia grew by 0.9% to a margin of 21.1% (-41 bps) during 3Q24 as percentage of Net Revenue. The sales recovery and the complementary business contribution compensated the commercial strategy and the price investment. 9M24 gross profit decreased 1.4% to a margin of 21.5% (-71 bps) as percentage of Net Revenue reducing the 1H24 gap.

●	Gross Profit in Uruguay increased by 1.7% during 3Q24 (+6.9% in local currency) and margin rose to 36.3% (+62 bps) as percentage of Net Revenue. The results reflected solid sales evolution driven by promotional events, added to efficiencies in logistic costs, supplier negotiation and cost control. During the 9M24, Gross Profit grew by 8.1% in local currency to a margin of 36.4% (+76 bps vs last year) at same level of the margin presented in 1H24.

●	Gross Profit in Argentina reduced by 5.4% during 3Q24 (+70.7% in local currency) to a 30.3% margin (-202 bps) as a percentage of Net Revenue. Gross profit continued affected by the context amidst price competition, inflationary pressures and lower consumption, the mix effect, and a higher share of the C&C format (13.7% for 3Q24). Gross Profit grew 130.5% in local currency during 9M24 to a margin of 31.7% (-170 bps) as a percentage of Net Revenue.

Consolidated Recurring EBITDA1 reached COP $342,181 M during 3Q24 (+4.1%; +8.7% when excluding FX) compared to the same period last year and margin was 6.5% (+12 bps) as percentage of Net Revenue. Performance during the quarter reflected a recovery across the region driven by Colombia and Uruguay operation growing at +10.9% and +28.6% in LC, respectively. Third quarter results showed a positive trend compared to levels during 1H24 due to better performance of SG&A. During 9M24 Recurring EBITDA reached COP $986,225 M to a 6.3% margin.

Note: (1) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense)

Colombia: Recurring EBITDA increased 10.9% during 3Q24 compared to the same period last year and margin was 6.4% (+46 bps) as percentage of Net Revenue. SG&A decreased by 1.8%, despite inflation and the double-digit minimum wage increase, thanks to internal efficiency plans on cost and expense’s structure. 3Q24 levels showed a better trend vs 1H24 aided by the savings plans and early positive results from commercial activities. Recurring EBITDA reduced by 9.8% during 9M24 compared to the same period last year and margin was 5.7% (-73 bps) as percentage of Net Revenue.

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Uruguay: Recurring EBITDA increased 22.3% (+28.6% in local currency) during 3Q24 compared to the same period last year, to a 10.4% margin (+190 bps) as percentage of Net Revenue reflecting efficiencies on SG&A (+84 bps). Recurring EBITDA decreased 2.7% (+10% in local currency) during 9M24 compared to the same period last year, to a 11.1% margin (+43 bps) as percentage of Net Revenue. Uruguay operation continued as the most profitable business unit of the group.

Argentina: Recurring EBITDA reflected a top line affected by necessary macroeconomic adjustments to address high inflation, lower consumption, price investment, inflationary pressures on cost and expenses mainly labour cost and the FX effect, -1.8% margin (-781 bps) as percentage of Net Revenue in 3Q24. During 9M24 compared to the same period last year, margin decreased -373 bps to a -0.2% as percentage of Net Revenue.

IV.	Group Net Result

Quarterly result reflected a positive contribution of retail operations from Colombia and Uruguay from sales performance and cost and expense control, partially offset by inflationary and macroeconomic pressures, as well as consumer headwinds in Argentina.

The positive variation of TUYA share of profit explained by lower provisions due to improvement in non-performance loans, partially compensates the negative variation from the net financial result, non-recurring expenses, and minority interest.

The Company reported a net loss of COP $34,733 M during the 3Q24, an improved trend vs the first two quarters, thanks to a better performance of SG&A from the savings plan, the positive variation from associates and the outcome of commercial actions in Colombia and Uruguay.

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect (-4.1% at Net Revenue and -4.2% at recurring EBITDA in 3Q24).

As of 9M24, the Company reported a net loss of COP $91,331 M, derived from:

●	Lower operating contribution from consumption deceleration, inflationary pressures on cost/expenses and FX impacts, especially in the first half of the year, and

●	Higher non-recurring expenses explained by the restructuring process in Colombia.

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect (-7.2% at Net Revenue and -6.0% at recurring EBITDA in 9M24).

Earnings per Share (EPS)

●	Diluted EPS was COP -$26.8 per common share in 3Q24 compared to the COP -$24.4 reported in the same quarter last year. Diluted EPS was COP -$70.4 per common share during the first 9 months of the year, compared to the COP $5.6 reported in 9M23.

V.	CapEx and Expansion

CapEx

●	Consolidated Capital Expenditures during 9M24 reached COP $247,657 M, of which 73% was allocated to expansion, innovation, omni-channel and digital transformation activities during the period, and the remainder, to maintenance and support of operational structures, IT systems updates and logistics.

Food Retail Expansion

●	In the last-twelve-months, Grupo Éxito totalled 51 stores from openings, reforms, conversions, and refurbishments (44 in Colombia, 6 in Uruguay and 1 in Argentina). The Company totalled 635 food retail stores, geographically diversified as follows: 509 stores in Colombia, 99 in Uruguay and 27 in Argentina, and consolidated selling area reached 1.04 M square meters. The store count did not include the 2,668 allies (+1,876 LTM) in Colombia.

●	In line with the company's strategy, aiming for efficiencies to increase profitability, during the third quarter of 2024, 5 stores were closed in Colombia.

VI.	Cash and debt at holding[1] level

Note: Numbers expressed in long scale, COP billion represent 1,000,000,000,000. (1) Holding: Almacenes Éxito S.A results without Colombia or international subsidiaries. (2) Free cash flow (FCF) = Net cash flows used in operating activities + Net cash flows used in investing activities + Variation of collections on behalf of third parties + Lease liabilities paid + Interest on lease liabilities paid (using variations for the last 12 M for each line); cash flow re-expressed in line with the financial statements.

Free cash flow2 affected by the operational result despite improvement in working capital and optimization of investments.

●	Net Financial debt impacted by operational performance reflected macroeconomic headwinds and slowdown in consumption. Higher extraordinary dividends base effect and tax variation due to delay of tax credit refunds.

Partially offset by:

●	Effective working capital strategy, higher inventory levels to support the commercial strategy and effective management of accounts payables looking to maximize net profit.

●	Efforts to improve efficiencies have focused on optimization of investments to prioritize cash availability.

VII.	Conclusions

●	A solid commercial strategy to boost sales in Colombia. Focus on banners efficiencies and customer experience and aiming to generate savings for the clients.

●	Best quarterly sales performance in Colombia driven by i. food category (+3.0%), above food inflation ii. Non-food category showing signs of recovery (+1.2%) during 3Q24.

●	Recurring EBITDA showed trend improvement versus 1H24 across the region growing at +4.1% (+8.7% excluding FX) during 3Q24.

●	During 3Q24 SG&A consolidated reduced 42 bps vs last year, reflecting strict cost control and actions plans implemented mainly in Colombia.

●	Strong real estate performance with Viva Malls, the leading shopping center operator in Colombia with 579,609 sqm of GLA and +10.5 M visitors per month. Recurring EBITDA grew 12.3% in 9M24.

●	Solid results in Uruguay, the most profitable operation of the Group presented a double-digit growth in EBITDA during 3Q24 in LC driven by consistent performance of Fresh Market stores and cost/expenses efficiencies.

●	Results in Argentina impacted by macroeconomic adjustments to address high inflation. Resilient real estate performance with occupancy levels of 94,7%.

●	Solid omni-channel performance in Colombia (15% share on sales) boosted by food sales (+5.1%, 13.4% share on sales) and reaching +5.9 M orders during 3Q24.

●	Tuya with the best NPL index since 1Q2023 reflects the actions taken to improve risk portfolio and shows a changing trend in clients´ paying behavior and capacity.

VIII.	Conference Call and Webcast

Almacenes Éxito S.A.

(BVC: EXITO/ NYSE: EXTO / B3: EXCO32)

Will host a conference and cordially invites you to discuss the Company´s Third Quarter 2024 Results Conference Call

Date: Wednesday, November 13, 2024

Time:   9:00 a.m. Eastern Time

  9:00 a.m. Colombia Time

Presenting for Grupo Exito:

Juan Carlos Calleja, Chief Executive Officer

Carlos Mario Giraldo, General Manager Colombia

Ivonne Windmuller, Chief Financial Officer | IRO

To access this call, please click here: Join Microsoft Teams Meeting

Almacenes Éxito S.A. will report its Third Quarter 2024 Earnings on Tuesday, November 12, 2024, after the market closes.

3Q24 results will be accompanied by a presentation that will be available on the company’s website at www.grupoexito.com.co under “Shareholders and Investors” on the following link: https://www.grupoexito.com.co/en/financial-information

Upcoming Financial Publications

Fourth Quarter | FY 2024 Earnings Release – TBC

IX.	Appendices

Notes:

●	Numbers expressed in long scale, COP billion represent 1,000,000,000,000.

●	Growth and variations expressed in comparison to the same period last year, except when stated otherwise.

●	Sums and percentages may reflect discrepancies due to rounding of figures.

●	All margins calculated as percentage of Net Revenue.

●	Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values.

Glossary:

●	Colombia results: consolidation of Almacenes Éxito S.A. and its subsidiaries in the country.

●	Consolidated results: Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina.

●	Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results.

●	EPS: Earnings Per Share calculated on an entirely diluted basis.

●	Financial Result: impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities.

●	Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line); cash flow re-expressed in line with the financial statements.

●	GLA: Gross Leasable Area.

●	GMV: Gross Merchandise Value.

●	Holding: Almacenes Éxito results without Colombian and international subsidiaries.

●	Net Revenue: Total Revenue related to Retail Sales and Other Revenue.

●	Retail Sales: sales related to the retail business.

●	Other Revenue: revenue related to complementary businesses (real estate, insurance, travel, etc.) and other revenue.

●	Recurring EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non-recurring operational income (expense).

●	Recurring Operating Profit (ROI): Gross Profit adjusted by SG&A expense and D&A.

●	SSS: same-store-sales levels, including the effect of store conversions and excluding the calendar effect.

1.	Consolidated Income Statement

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -4.1% at Net Revenue and -4.2% at Recurring EBITDA during 3Q24 and of -7.2% and -6.0%, respectively, during 9M24. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares.

2.	Income Statement and CAPEX by Country

Notes: Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of -4.1% and -7.2% at Net Revenue in 3Q24 and 9M24, and -4.2% and -6.0%at Recurring EBITDA, respectively. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Data in COP includes a -4.1% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 3Q24 and -11.5% in9M24 and -44.6% and -62.9% in Argentina, respectively, calculated with the closing exchange rate

3.	Consolidated Balance Sheet

in COPM	Sep 2024	Dec 2023	Var%
Assets	**17,236,233**	**16,339,761**	**5.5%**
Current assets	**5,207,222**	**5,283,091**	**(1.4%)**
Cash & Cash Equivalents	881,278	1,508,205	(41.6%)
Inventories	2,931,111	2,437,403	20.3%
Accounts receivable	548,741	704,931	(22.2%)
Assets for taxes	752,217	524,027	43.5%
Assets held for sale	20,583	12,413	65.8%
Others	73,292	96,112	(23.7%)
Non-current assets	**12,029,011**	**11,056,670**	**8.8%**
Goodwill	3,260,092	3,080,622	5.8%
Other intangible assets	400,103	366,369	9.2%
Property, plant and equipment	4,217,520	4,069,765	3.6%
Investment properties	1,806,944	1,653,345	9.3%
Right of Use	1,689,338	1,361,253	24.1%
Investments in associates and JVs	295,186	232,558	26.9%
Deferred tax asset	312,484	197,692	58.1%
Others	47,344	95,066	(50.2%)
Liabilities	**9,440,762**	**8,917,952**	**5.9%**
Current liabilities	**7,105,638**	**7,144,623**	**(0.5%)**
Trade payables	4,248,368	5,248,777	(19.1%)
Lease liabilities	272,011	282,180	(3.6%)
Borrowing-short term	2,143,670	1,029,394	108.2%
Other financial liabilities	69,748	139,810	(50.1%)
Liabilities for taxes	96,005	107,331	(10.6%)
Others	275,836	337,131	(18.2%)
Non-current liabilities	**2,335,124**	**1,773,329**	**31.7%**
Trade payables	21,033	37,349	(43.7%)
Lease liabilities	1,647,398	1,285,779	28.1%
Borrowing-long Term	311,553	236,811	31.6%
Other provisions	12,475	11,630	7.3%
Deferred tax liability	296,868	156,098	90.2%
Liabilities for taxes	7,350	8,091	(9.2%)
Others	38,447	37,571	2.3%
Shareholder´s equity	**7,795,471**	**7,421,809**	**5.0%**

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

4.	Consolidated Cash Flow

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

5.	Almacenes Éxito[1] Income Statement

Holding: Almacenes Éxito results without Colombian subsidiaries. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

6.	Almacenes Éxito[1] Balance Sheet

in COP M	Sep 2024	Dec 2023	Var %
Assets	**13,941,563**	**13,580,684**	**2.7%**
Current assets	**3,979,549**	**4,015,527**	**(0.9%)**
Cash & Cash Equivalents	486,282	980,624	(50.4%)
Inventories	2,368,825	1,993,987	18.8%
Accounts receivable	333,514	436,942	(23.7%)
Assets for taxes	688,122	496,180	38.7%
Others	102,806	107,794	(4.6%)
Non-current assets	**9,962,014**	**9,565,157**	**4.1%**
Goodwill	1,453,077	1,453,077	0.0%
Other intangible assets	178,723	190,346	(6.1%)
Property, plant and equipment	1,883,874	1,993,592	(5.5%)
Investment properties	64,679	65,328	(1.0%)
Right of Use	1,488,138	1,556,851	(4.4%)
Investments in subsidiaries, associates and JVs	4,620,479	4,091,366	12.9%
Others	273,044	214,597	27.2%
Liabilities	**7,476,742**	**7,480,007**	**(0.0%)**
Current liabilities	**5,831,797**	**5,692,731**	**2.4%**
Trade payables	3,280,292	4,144,324	(20.8%)
Lease liabilities	288,702	290,080	(0.5%)
Borrowing-short term	1,759,300	578,706	204.0%
Other financial liabilities	168,089	149,563	12.4%
Liabilities for taxes	75,064	100,449	(25.3%)
Others	260,350	429,609	(39.4%)
Non-current liabilities	**1,644,945**	**1,787,276**	**(8.0%)**
Lease liabilities	1,427,433	1,481,062	(3.6%)
Borrowing-long Term	163,115	236,812	(31.1%)
Other provisions	12,286	11,499	6.8%
Deferred tax liability	-	-	0.0%
Others	42,111	57,903	(27.3%)
Shareholder´s equity	**6,464,821**	**6,100,677**	**6.0%**

(1)	Holding: Almacenes Éxito Results without Colombian or international subsidiaries.

7.	Debt by country, currency, and maturity

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. 1) Debt without contingent warranties and letters of credit. (2) Holding gross debt issued 100% in Colombian Pesos with an interest rate below IBR3M + 2.0%, debt at the nominal amount. IBR 3M (Indicador Bancario de Referencia) – Market Reference Rate: 9.25%; other collections included, and positive hedging valuation not included. (3) Debt at the nominal amount.

8.	Stores and Selling Area

Banner by country	Store number	Sales area (sqm)
Colombia		
Exito	204	623,980
Carulla	123	89,089
Surtimax	67	24,743
Super Inter	54	51,518
Surtimayorista	61	52,923
Total Colombia	**509**	**842,252**
Uruguay		
Devoto	66	41,838
Disco	30	35,934
Geant	2	16,411
Six or Less	1	330
Total Uruguay	**99**	**94,513**
Argentina		
Libertad	15	88,082
Mayorista	12	14,872
Total Argentina	**27**	**102,954**
TOTAL	**635**	**1,039,719**

Note: The store count does not include the 2,668 allies in Colombia.

9.	Accounts reconciliation

Exchange Rates effects on results

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Consolidated data in COP includes a -4.9% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -44.6% in Argentina, respectively during 3Q24 and a -11.5% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -62.9% in Argentina, respectively during 9M24 calculated with the closing exchange rate. FX impacts are calculated as a devaluation between currencies resulting in a percentage. Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values.

Free Cash Flow Effects on Results

Recurring EBITDA and Adjusted EBITDA

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Data in COP includes a -4.9% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -44.6% in Argentina, respectively during 3Q24 and a -11.5% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -62.9% in Argentina, respectively during 9M24 calculated with the closing exchange rate

Recurring Income of the Real Estate Business

Net Revenue and Recurring EBITDA of Viva Malls in Colombia

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Note on Forward-Looking Statements

This document contains certain forward-looking statements based on data, assumptions, and estimates, that the Company believes are reasonable; however, it is not historical data and should not be interpreted as guarantees of its future occurrence. The words “anticipates”, “believes”, “plans”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company’s ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG-related targets and goals, are examples of forward-looking statements. Although the Company’s management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements.

Grupo Éxito operates in a competitive and rapidly changing environment; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward-looking statement. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3. Key Information – D. Risk Factors” in the Company’s registration statement on Form 20-F filed with the Securities and Exchange Commission on July 20, 2023.

The forward-looking statements contained in this document are made only as of the date hereof. Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward-looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward-looking statement contained in this document is based.

Reconciliations of the non-IFRS financial measures webcast are included at the appendices.

‘The Issuers Recognition -IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer’.

IR and PR contacts

Ivonne Windmuller.
Chief Financial Officer | IRO
+57 (604) 6049696 Ext 306560
iwindmuller@grupo-exito.com
Cra 48 No 32 B Sur 139, Envigado, Colombia

Claudia Moreno B.

PR and Communications Director

+(57) 604 96 96 ext. 305174

claudia.moreno@grupo-exito.com

Cr 48 No. 32B Sur – 139 – Envigado, Colombia

Company Description

Grupo Éxito is the leading food retail platform in Colombia and in Uruguay and has a relevant presence in the north-east of Argentina. The Company´s great capacity to innovate, has allowed it to transform and adapt quickly to new consumer trends and increased its competitive advantages supported by the quality of its human talent.

Grupo Éxito leads omni-channel in the region and has developed a comprehensive ecosystem focused on the omni-client, to whom it offers the strength of its brands, multiple formats and a wide range of channels and services to facilitate their shopping experience.

The diversification of its retail revenue through traffic and asset monetization strategies, has allowed Grupo Éxito to be a pioneer in offering a profitable portfolio of complementary businesses, such as, its real estate with shopping centers in Colombia and Argentina and financial services such as credit card, virtual wallet, and payment networking. The Company also offer other businesses in Colombia, such as travel, insurance, mobile and money transfers.

In 2019, Grupo Éxito officially launched its Digital Transformation strategy and has consolidated a powerful platform with well-recognized websites exito.com and carulla.com in Colombia, devoto.com and geant.com in Uruguay, and hiperlibertad.com in Argentina. Moreover, the Company offers click and collect services, digital catalogues, home delivery and growing channels such as Apps and Marketplace, through which Grupo Éxito has achieved an impressive digital coverage in the countries where it operates.

In 2023, consolidated Net Revenue reached COP $21.1 billion driven by strong retail execution, successful omni-channel strategy in the region and innovation in retail models. The Company operated 649 stores through multi-formats and multi-brands: hypermarkets under Éxito, Geant and Libertad brands; premium supermarkets with Carulla, Disco and Devoto; proximity under Carulla and Éxito, Devoto and Libertad Express brands. In low-cost formats, the Company operates banners Surtimax, Super Inter and Surtimayorista in Colombia and Mini Mayorista in Argentina.

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